BO 2/26

04002745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53232

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pointe Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21845 Powerline Road
(No. and Street)

Boca Raton (City) Florida (State) 33433 (Zip Code)

FEB 2 4 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David L. Smith (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street (Address) Syracuse (City) NY (State) 13202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

CAROLYN GRACEY
Notary Public, State of New York
No. 01GR6037965
Qualified in Rensselaer County
Commission Expires March 6, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

To the Members
Pointe Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pointe Capital, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Pointe Capital, LLC for the year ended December 31, 2003, and this report does not affect our report thereon dated January 30, 2004.

Limited Personnel

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
January 30, 2004

POINTE CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CONTENTS

POINTE CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2003

PAGE

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Pointe Capital, LLC

We have audited the accompanying statements of financial condition of **POINTE CAPITAL, LLC (a Limited Liability Company)** as of December 31, 2003 and 2002, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Capital, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
January 30, 2004

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$ 43,639	$ 65,906
Not Readily Marketable Investments, at Estimated Fair Market Value	-	250,000
Receivables	37,650	43,500
Equipment and Furniture – Net	-	13,826
Other Current Assets	-	3,442
TOTAL ASSETS	$ 81,289	$ 376,674

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
LIABILITIES		
Accounts Payable	$ -	$ 11,353
MEMBERS' EQUITY	81,289	365,321
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 81,289	$ 376,674

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Advisory Fees	$ -	$ 3,704
Interest and Dividends	1,667	21,323
Marketable Securities Gain	-	14,004
TOTAL REVENUES	1,667	39,031
EXPENSES		
Administrative Expenses	6,000	6,000
Bad Debts	-	10,000
Depreciation	3,371	9,216
Director Fees	10,149	8,904
Insurance Expense	4,378	11,964
Miscellaneous Expense	4,499	9,259
Office Supplies and Expense	5,407	12,885
Payroll	103,333	217,007
Professional Fees	5,850	16,218
Payroll Taxes and Benefits	19,897	32,098
Rent	8,543	18,353
Telephone	10,036	26,517
Travel and Entertainment	-	1,559
TOTAL EXPENSES	181,463	379,980
OPERATING LOSS	(179,796)	(340,949)
OTHER EXPENSE		
Loss on Sale of Equipment and Furniture	(4,236)	-
NET LOSS	$(184,032)	$(340,949)

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	First Integrated Capital Corp.	Pointe Financial Corporation	Total
Members' Equity – January 1, 2002	$ 353,135	$ 353,135	$ 706,270
Net Loss – 2002	(170,475)	(170,474)	(340,949)
Members' Equity – December 31, 2002	182,660	182,661	365,321
Net Loss – 2003	(92,016)	(92,016)	(184,032)
Member Distributions	(50,000)	(50,000)	(100,000)
Members' Equity – December 31, 2003	$ 40,644	$ 40,645	$ 81,289

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash Flows From Operating Activities:		
Net Loss	$(184,032)	$(340,949)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:		
Depreciation	3,371	9,216
Loss on Sale of Furniture and Equipment	4,236	-
Changes in Operating Assets and Liabilities:		
Marketable Securities	-	56,500
Not Readily Marketable Securities	250,000	-
Receivables	5,850	10,000
Other Current Assets	3,442	5,467
Accounts Payable	(11,353)	10,182
Net Cash Provided by (Used in) Operating Activities	71,514	(249,584)
Cash Flows From Investing Activities:		
Proceeds From Sale of Furniture and Equipment	6,219	-
Cash Flows From Financing Activities:		
Distributions to Members	(100,000)	-
Net Decrease in Cash and Cash Equivalents	(22,267)	(249,584)
Cash – Beginning of Year	65,906	315,490
Cash – End of Year	$ 43,639	$ 65,906

The Notes to Financial Statements are an integral part of this statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – Pointe Capital, LLC, a Delaware limited liability company, is engaged in investment banking and underwriting services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company monitors its cash balances which at times exceed insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management.

Allowance for Doubtful Accounts – The Company establishes allowances for doubtful accounts based on management's review of detailed accounts and receivable records. Adjustments to the allowances are charged to operations in the year such adjustments are determined. At December 31, 2003 and 2002, no allowance was deemed necessary by management.

Equipment and Furniture – Purchases of equipment and furniture are recorded at cost. Depreciation is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation expense totaled $3,371 and $9,216 for the years ended December 31, 2003 and 2002, respectively.

Equipment and furniture are comprised of the following at December 31:

	2003	2002
Equipment	$ -	$ 25,358
Furniture	-	15,888
	-	41,246
Less: Accumulated Depreciation	-	27,420
	$ -	$ 13,826

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes – Income taxes are not payable by, or provided for, the Company. Members report their share of earnings/losses on their respective income tax returns.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company had a $250,000 promissory note from High Liquidity Fund, LLC (a related party), which was redeemed during 2003.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $5,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $10,122 and $15,312 as of December 31, 2003 and 2002, respectively. The Company's net capital ratio was approximately .00 to 1 and .74 to 1 at December 31, 2003 and 2002, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2003 and 2002. A summary of the items from related party transactions are as follows for the years ending December 31:

	2003	2002
Rent Expense	$(8,543)	$(18,353)
Administrative Expenses	(6,000)	(6,000)

Also, the Company has the following related party assets and liabilities at December 31:

	2003	2002
Not Readily Marketable Investments	$ -	$ 250,000
Receivables	37,650	43,500
Accounts Payable	-	9,434

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Members
Pointe Capital, LLC

We have audited the accompanying financial statements of **POINTE CAPITAL, LLC** as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated January 30, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
January 30, 2004

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, LLC

COMPUTATIONS OF AGGREGATE INDEBTDEDNESS AND NET CAPITAL UNDER RULE 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ -	$ 11,353
TOTAL AGGREGATE INDEBTEDNESS	$ -	$ 11,353
NET CAPITAL		
Total Members Equity	$ 81,289	$ 365,321
DEDUCTIONS		
Not Readily Marketable Investments	-	250,000
Receivables	37,650	43,500
Equipment and Furniture	-	13,826
Other Current Assets	-	3,442
Excess Bond Deductible	5,000	5,000
Excess Members' Cash	28,517	34,241
TOTAL DEDUCTIONS	71,167	350,009
NET CAPITAL	10,122	15,312
REQUIRED NET CAPITAL	5,000	5,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 5,122	$ 10,312
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ -	$ .74 to 1

See Independent Auditors' Report on Supplemental Information

POINTE CAPITAL, LLC

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 12,543	$ 15,312
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Reclassification of Receivable/Payable	5,850	-
Adjustment of Members' Excess Cash	(8,271)	-
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	(2,421)	-
NET CAPITAL AS ADJUSTED	$ 10,122	$ 15,312

See Independent Auditors' Report on Supplemental Information